

MAIL STOP 3561

July 2, 2009

Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

      Re: **Owens & Minor, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             File No. 001-09810

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services